December 6, 2013

Via Email

Mr. Craig Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-09410

Dear Mr. Wilson,

In response to your letter of November 21, 2013 (the ‘SEC Comment Letter” to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to each of your comments. We have restated each Staff comment in this letter and then included our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 29

1.	We note that while you present a total for comprehensive income you do not present a total for other comprehensive income. Please tell us what consideration was given to presenting a total for other comprehensive income consistent with the guidance in ASC 220-10-45-1B.

Company Response

In response to the Staff’s comment, we recognize the need to include a total for other comprehensive income. We will include a subtotal for other comprehensive income in our future filings with the Commission.

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 2

Note 5. Income Taxes, page 40

2.	We note your disclosure on page 42 that undistributed earnings of the company’s foreign subsidiaries are considered to be indefinitely reinvested. Please tell us what consideration was given to disclosing the amount of undistributed earnings as well as the estimated unrecognized deferred tax liability or that such a determination is not practicable. Please refer to ASC 740-30-50-2.

Company Response

In response to the Staff’s comment, the Company will include in its disclosures in future filings the amount of undistributed earnings of foreign subsidiaries. At December 31, 2012, the undistributed earnings of foreign subsidiaries amounted to approximately $13.3 million. The Company’s disclosures will also include a statement that a deferred tax liability for the taxes related to the unremitted accumulated foreign earnings has not been provided for as the determination of the estimated liability is not practicable and that the undistributed earnings are intended to be indefinitely reinvested.

3.	We note that you present revenue data based on geographical areas, industry vertical markets and for IT Solutions and IT Staffing. We further note disclosure that your solutions business incurs lower direct costs than the staffing business. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

•	Describe for us the company’s internal management reporting process, including organization and reporting structure;

•	Identify the company’s chief operating decision maker (“CODM”);

•	Identify any segment managers;

•	Describe how resources are allocated and performance is evaluated throughout your organization. Tell us if the CODM makes decisions to allocate resources differently among any of your primary service offerings and/or among your vertical market focus areas;

•	Describe for us the internal management reports, including the level of detail of financial information gathered and reviewed for your different business units; and

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 3

•	Identify any business units that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

Company Response

There are three business units within the Company upon which the internal management reporting process is based. The unit managers of these businesses are Senior Vice Presidents Michael Colson, Arthur Crumlish and Filip Gydé. These unit managers each report to the CEO. The business units that Mr. Colson and Mr. Crumlish manage are for customers based in North America to which the Company delivers both IT staffing and IT solution services. The European operations of the Company led by Mr. Gydé are managed separately due to the geographic location of the unit. The services delivered by the business unit in Europe also include both IT staffing and IT solutions services. The CEO, James Boldt is the Company’s chief operating decision maker (CODM) having responsibility for evaluating performance, allocating resources and making decisions on operating matters.

The three business units are aligned solely around customer relationships primarily on a geographic basis. Within each of these units, both IT solutions and IT staffing services are provided to clients depending upon the types of services those clients require or request from CTG. Generally, services defined as IT solutions include taking responsibility for the service related deliverables on a project and may include high-end consulting services. In a staffing services engagement, CTG will provide an IT expert who is our employee but that individual is directed on a day to day basis by a manager within the client’s IT department. Both IT solutions and IT staffing services are delivered to clients within each of the business units managed by Messrs. Colson and Crumlish. Also, both IT solutions and IT staffing can be delivered to the same client by people within the respective business units. Individual CTG employees provide both IT solutions and / or IT staffing services depending on their technical skill set.

The CODM views each of the three business units as having the same common purpose, that of providing IT professional services and therefore decisions to allocate resources are made based upon customer demands rather than on our primary service offerings or our vertical market focus areas. The allocation of the Company’s resources is partly based upon the forecasted revenue in each of the business units and the customers within the units. Additionally, on a monthly basis, the CODM reviews financial reports for each of the three business units. The information included in these reports for a business

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 4 unit is primarily based upon geography and includes revenue with profitability being measured only to a gross profit level for the clients included in the geography. The reports include current month (and year to date) financial performance compared to the annual budget, monthly forecast and the actual results from the previous year. These reports showing revenue and profit trends are the primary method used by the CODM to evaluate performance of each of the business units and again, in part along with the customer demands, to make decisions on the allocation of the Company’s resources. The three business unit managers are evaluated by the CODM primarily based upon the achievement of revenue and gross profit goals as compared to annual budget targets for revenue and gross profit for their respective unit. The costs of the Company that are not included in gross profit consist of the costs of corporate overhead and are not allocated to the three business units in any of the Company’s financial reporting. There is no aggregation of revenue or profitability in these reports by horizontal (i. e., staffing vs. solutions) or vertical services.

On a quarterly basis, the CODM reviews a financial report that only includes revenue segregated by IT solutions and IT staffing as well as services provided to clients within the vertical markets on which the Company focuses. This report does not include any profitability measurements nor is it used by the CODM for decisions on the allocation of resources. This vertical markets revenue report is based upon the SIC code of the client to which services are provided. The Company reports its revenues publicly based on the horizontal (solutions or staffing) and by vertical market served due to market/analyst demands rather than how the business is being managed by the CODM. Generally, within the industry it is well known that “solutions” services generate higher margins than “staffing” services, and the investment/analyst community have an expectation that CTG disclose its revenues by these categories as most IT services firms similar to CTG are measured and valued by the analysts on this type of information. The vertical information is provided in general as CTG has, for many years, indicated that it has taken a vertical approach to focusing the investments it makes in growing and driving the business.

We respectfully note that our disclosures state that our solutions business incurs lower direct costs than the staffing business as a percentage of solutions and staffing revenue, respectively. Generally, the direct profit margins (revenue less salary and fringe benefit costs of billable consultants) of customers within a geography that purchase IT solutions services are higher than the margins for clients that purchase IT staffing services.

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 5

We believe that the three CTG business units meet the definition of an operating segment that is aggregated within our one reportable segment. Each of the three units has similar economic characteristics. Each of the three units provides information technology professional services to their clients. The services are delivered by IT consultants employed by the Company and these consultants deliver both IT staffing and IT solutions services. Also, each of the units serves customers that are in need of IT professional services, regardless of the industry in which the customer operates. Accordingly, the Company has provided the enterprise-wide disclosures as required in its public filings.

Item 9A. Controls and Procedures

(c) Changes in Internal Control Over Financial Reporting, page 55

4.	We note your disclosure that there were no changes in the company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. In future filings, please revise to disclose whether there were any changes in internal control over financial reporting that occurred during the company’s last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Company Response

In response to the Staff’s comment, the Company will supplement its disclosures related to Item 9A. (c) to explicitly state whether there were any changes in the system of internal controls over financial reporting that occurred during the Company’s last fiscal quarter that materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

Part III (incorporated by reference to the definitive proxy statement filed on March 27, 2013)

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 6

Compensation Discussion and Analysis

Performance-Based Incentives, page 16

5. We note that in fiscal 2012 you paid cash incentive awards to your named executive officers based, in part, on targeted levels of consolidated revenue and operating income for the entire company and that you made contributions to executives participating in the deferred compensation plan based upon the company’s attainment of certain operating income targets. We note further that you do not disclose the specific revenue and income performance targets used in these incentive programs. In your response letter, please disclose the target levels applicable to both incentive programs in fiscal 2012, the extent to which such target levels were achieved and explain how achievement of such goals resulted in specific payouts under the respective plans. Also, confirm that you will provide a similar level disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. To the extent that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit performance-related targets, please provide us with your competitive harm analysis. Please note that where performance targets are tied to company-wide financial results that are publicly reported, we expect that companies will disclose the targets if material to their compensation policies and decisions.

Company Response

The Company’s named executive officers (NEO) are paid cash incentive awards, in part, based upon targeted levels of attainment of consolidated financial results.

The target levels applicable to the cash incentive awards paid related to 2012 performance for consolidated revenue and operating income were $425 million and $22.5 million, respectively. The Company’s consolidated financial performance in 2012 compared to the target levels were 99.9 percent of the revenue target and 108.7 percent of the operating income target. As a result of the payout formulas as described below, the payout percentages earned for the attainment of consolidated revenue and operating income results for 2012 were 99.7 percent and 143.7 percent, respectively.

The formula for calculating each executive officer’s incentive provides that at least eighty percent (80%) of the stipulated plan target (“Threshold”) must be achieved before any remuneration is awarded for that objective. If the Threshold is achieved, the executive officer receives fifty percent of the designated plan award for that objective. Then, for

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 7 each additional percentage point (1%) achieved above the Threshold, up to one hundred percent (100%) of the plan target (“Objective Goal”), the executive officer receives another two and one-half percent (2.5%) of the designated plan award for that objective. For each additional percentage point (1%) achieved above the Objective Goal, the executive officer receives another five percent (5%) of the designated plan award for that objective. Each plan prohibits the receipt of amounts in excess of two hundred percent (200%) of the designated plan award for that objective.

The designated cash incentive award is generally calculated as a percentage of annual base salary. In 2012, the designated plan targets were: (i) for Mr. Boldt, CEO, one hundred percent (100%) of base salary actually paid, (ii) for Mr. Harrington, CFO, seventy-five percent (75%) of base salary actually paid, (iii) for Mr. Colson, SVP, seventy-five percent (75%) of base salary actually paid, (iv) Mr. Gydé, SVP, forty-five percent (45%) of base salary actually paid, and (v) for Mr. Reynolds, VP, fifty percent (50%) of base salary actually paid.

Certain executives are also eligible to receive a Company contribution under the Company’s deferred compensation plan in an amount equal to a specified percentage of the sum of the executive’s 2012 Base Salary and Incentive compensation. Payment of the Company’s contribution is contingent on the accomplishment of certain operating income performance targets recommended by the CEO and approved by the Compensation Committee of the Board of Directors. Specifically, awards were based upon attainment of actual consolidated operating income compared to a target of $22.5 million in 2012. A five percent contribution would be earned for 90 percent attainment of the target, a 7.5 percent contribution would be earned for attainment between 90 and 110 percent of the target, and a 10 percent contribution would be earned for attainment of more than 110 percent of the target. In 2012, for those executives chosen to participate in the plan, the Company’s contribution percentage was 7.5 percent of the annual amounts received from both base salary and annual incentive amounts, or cash compensation, as the Company’s operating income attainment was 108.7 percent of the annual target of $22.5 million.

We confirm that in future filings we will provide a similar level of disclosure where material to our compensation policies and decisions, and where performance targets are tied to company-wide financial results that are publicly disclosed.

Mr. Craig Wilson U.S. Securities and Exchange Commission December 6, 2013 page 8

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer